AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                      JULY 11, 2000


             SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549


                       SCHEDULE TO
               ISSUER TENDER OFFER STATEMENT
          (PURSUANT TO SECTION 13(e)(1) OF THE
            SECURITIES EXCHANGE ACT OF 1934)
                   (AMENDMENT NO. 1 )


     DELAWARE GROUP DIVIDEND AND INCOME FUND, INC.
                    (Name of Issuer)

       DELAWARE GROUP DIVIDEND AND INCOME FUND, INC.
               (Name of Person Filing Statement)

     SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE
                (Title of Class of Securities)

                         245915103
                         ---------
            (CUSIP Number of Class of Securities)


     Michael T. Pellegrino, Esq., Assistant Secretary
       Delaware Group Dividend and Income Fund, Inc.
                    2005 Market Street
               Philadelphia, Pennsylvania  19103
                       800-523-1918


  (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s)
  Filing Statement)

  CALCULATION OF FILING FEE: PREVIOUSLY PAID

  / /     Check the box if the filing relates solely to
     preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  / /     third-party tender offer subject to Rule 14d-1.

  /X/     issuer tender offer subject to Rule 13e-4.

  / /     going-private transaction subject to Rule 13e-3.

  / /     amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/


                         EXPLANATORY NOTE

     This Amendment No. 1 to the Issuer Tender Offer
  Statement on Schedule TO ("Amendment No. 1") of the Delaware Group Dividend and Income Fund, Inc. (the "Fund"), hereby amends and supplements the Fund s Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 1, 2000 (the "Statement"), in connection with a tender offer by the Fund to purchase up to 10% of its issued and outstanding shares of common stock ("Common Stock"), par value $0.01 per share (the "Shares"), for cash at a price equal to the Fund s net asset value per share as of 4:00 p.m., New York City time, on June 30, 2000 (the "Tender Offer"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 1, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"). Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement. This Amendment No. 1 reports the results of the Tender Offer and constitutes the final amendment to the Statement pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

     The Tender Offer terminated at 5:00 p.m., New York City time, on June 29, 2000 (the "Expiration Date"). Pursuant to the Tender Offer, 2,143,949.025 Shares, or approximately 15% of the Fund s Common Stock as of the Expiration Date, were validly tendered and not withdrawn. In accordance with the terms and conditions of the Tender Offer, the Fund has accepted for payment 1,430,700 Shares or 10% of its Common Stock, at a price equal to $12.17 per share, the Fund s net asset value per share as of 4:00 p.m., New York City time, on June 30, 2000, for an aggregate purchase price of $17,411,619.00. Since more than 10% of the Fund s Common Stock was validly tendered and not withdrawn, the Fund purchased Shares from all tendering shareholders on a pro rata basis (at a ratio of approximately 0.667%). Payment for the Shares was mailed prior to the date hereof. The Schedule TO is hereby terminated.

  ITEM 12.     EXHIBITS.

          (a)(1)(i)      Letter to Shareholders from the
                         President of the Fund and Offer to
                         Purchase.*

          (a)(1)(ii)     Letter of Transmittal to Holders of
                         Common Stock.*

          (a)(1)(iii)    Letter to Brokers, Dealers,
                         Commercial Banks, Trust Companies
                         and Other Nominees.*

          (a)(1)(iv)     Letter to Clients and Client Letter
                         of Instructions to Holder of Record
                         of Client Shares.*

          (a)(1)(v)      Notice of Guaranteed Delivery.*

          (a)(1)(vi)     Guidelines for Certification of
                         Taxpayer Identification Number on
                         Substitute Form W-9.*

          (a)(2)         Not applicable.

          (a)(3)         Not applicable.

          (a)(4)         Not applicable.

          (a)(5)         Press Release dated May 15, 2000.**

          (a)(6)         Press Release dated July 11, 2000.

          (b)            Not applicable.

          (d)(1)         Form of Depositary Agreement between
                         the Fund and ChaseMellon Shareholder
                         Services, L.L.C. dated as of
                         May 26, 2000.*

          (d)(2)         Form of the Information Agent Letter
                         Agreement with ChaseMellon
                         Shareholder Services, L.L.C. dated
                         May 22, 2000.*

          (d)(3)         Investment Management Agreement with
                         Delaware Management Company dated
                         January 1, 1999.*

          (d)(4)         Form of Transfer Agency Agreement
                         with ChaseMellon Shareholder
                         Services, L.L.C. dated
                         March 18, 1993.*

          (d)(5)         Fund Administration and Accounting
                         Agreement with Delaware Service
                         Company, Inc. dated July 1, 1998.*

          (d)(6)         Custodian Agreement between the Fund
                         and The Chase Manhattan Bank, N.A.,
                         dated May 1, 1996, as amended
                         November 20, 1997.*

          (g)            Not applicable.

          (h)            Not applicable.


  ------------------------
   * Previously filed on Schedule TO via EDGAR on
     June 1, 2000.
  ** Previously filed on Schedule TO via EDGAR on
     May 15, 2000.


                         SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               DELAWARE GROUP DIVIDEND AND INCOME FUND, INC.


               /s/Michael T. Pellegrino
               ----------------------------
               Michael T. Pellegrino
               Assistant Vice President and
               Assistant Secretary


  July 11, 2000


                    EXHIBIT INDEX


  EXHIBIT      DESCRIPTION
  -------      -----------

  (a)(1)(i)         Letter to Shareholders from the President of
               the Fund and Offer to Purchase.*

  (a)(1)(ii)   Letter of Transmittal to Holders of Common
               Stock.*

  (a)(1)(iii)  Letter to Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees.*

  (a)(1)(iv)   Letter to Clients and Client Letter of
               Instructions to Holder of Record of Client
               Shares.*

  (a)(1)(v)    Notice of Guaranteed Delivery.*

  (a)(1)(vi)   Guidelines for Certification of Taxpayer
               Identification Number on Substitute Form W-9.*

  (a)(2)       Not applicable.

  (a)(3)       Not applicable.

  (a)(4)       Not applicable.

  (a)(5)       Press Release dated May 15, 2000.**

  (a)(6)       Press Release dated July 11, 2000.

  (b)          Not applicable.

  (d)(1) Form of Depositary Agreement between the Fund and ChaseMellon Shareholder Services, L.L.C.
               dated as of May 26, 2000.*

  (d)(2) Form of the Information Agent Letter Agreement with ChaseMellon Shareholder Services, L.L.C.
               dated May 22, 2000.*

  (d)(3)       Investment Management Agreement with Delaware
               Management Company dated January 1, 1999.*

  (d)(4)       Form of Transfer Agency Agreement with
               ChaseMellon Shareholder Services, L.L.C. dated
               March 18, 1993.*

  (d)(5) Fund Administration and Accounting Agreement with Delaware Service Company, Inc. dated
               July 1, 1998.*

  (d)(6)       Custodian Agreement between the Fund and The
               Chase Manhattan Bank, N.A., dated May 1, 1996, as amended November 20, 1997.*

  (g)          Not applicable.

  (h)          Not applicable.

  -------------------------
   * Previously filed on Schedule TO via EDGAR on
     June 1, 2000.
  ** Previously filed on Schedule TO via EDGAR on
     May 15, 2000.